Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-276169

Issuer Free Writing Prospectus, dated June 9, 2025

Supplementing the Preliminary Prospectus Supplement dated

June 9, 2025 (To Prospectus dated December 20, 2023)

$1,200,000,000

$600,000,000 6.125% Senior Notes due 2030

$600,000,000 6.500% Senior Notes due 2033

Pricing Term Sheet

June 9, 2025

Issuer:	Whirlpool Corporation (“Whirlpool”)

Expected Ratings:*	Ba1 / BB+ / BB+ (Negative/Stable/Negative) (Moody’s/S&P/Fitch)

Trade Date:	June 9, 2025

Settlement Date:**	June 11, 2025 (T+2)

Joint Book-Running Managers:

Mizuho Securities USA LLC

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

BofA Securities, Inc.

Goldman Sachs & Co. LLC

MUFG Securities Americas Inc.

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Co-Manager:	Loop Capital Markets LLC

Title:	6.125% Senior Notes due 2030	6.500% Senior Notes due 2033

Principal Amount:	$600,000,000	$600,000,000

Maturity Date:	June 15, 2030	June 15, 2033

Coupon (Interest Rate):	6.125%	6.500%

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2025 (long first coupon)	June 15 and December 15, commencing December 15, 2025 (long first coupon)

Yield to Maturity:	6.125%	6.500%

Price to Public:	100.000% of the principal amount	100.000% of the principal amount

Optional Redemption:	Prior to March 15, 2030 (three months prior to the maturity date of the 2030 notes) (the “2030 Par Call Date”) at a redemption price equal to the greater of (1) 100% of the aggregate principal amount and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2030 notes that would be due if such 2030 notes matured on the 2030 Par Call Date discounted to the date of redemption (excluding interest accrued to the redemption date), on a semiannual basis, at a rate equal to the sum of the Treasury Rate (as defined in the preliminary prospectus supplement dated June 9, 2025) plus 50 basis points, plus in each case, accrued and unpaid interest to, but excluding, the redemption date.	Prior to March 15, 2033 (three months prior to the maturity date of the 2033 notes) (the “2033 Par Call Date”) at a redemption price equal to the greater of (1) 100% of the aggregate principal amount and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2033 notes that would be due if such 2033 notes matured on the 2033 Par Call Date discounted to the date of redemption (excluding interest accrued to the redemption date), on a semiannual basis, at a rate equal to the sum of the Treasury Rate (as defined in the preliminary prospectus supplement dated June 9, 2025) plus 50 basis points, plus in each case, accrued and unpaid interest to, but excluding, the redemption date.

Par Call:	On or after March 15, 2030	On or after March 15, 2033

Change of Control Offer to Purchase:	If Whirlpool experiences a Change of Control Repurchase Event (as defined in the preliminary prospectus supplement dated June 9, 2025), it will be required, unless it has exercised the right to redeem the notes, to offer to purchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the repurchase date.	If Whirlpool experiences a Change of Control Repurchase Event (as defined in the preliminary prospectus supplement dated June 9, 2025), it will be required, unless it has exercised the right to redeem the notes, to offer to purchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the repurchase date.

CUSIP:	963320 BD7	963320 BE5

ISIN:	US963320BD71	US963320BE54

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the first business day prior to the settlement date will be required, because the Notes initially will settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. If you wish to trade the Notes prior to the first business day prior to the settlement date, you should consult your own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mizuho Securities USA LLC toll-free at 1 (866) 271-7403, BNP Paribas Securities Corp. at 1 (800) 854-5674, Citigroup Global Markets Inc. at 1 (800) 831-9146, J.P. Morgan Securities LLC at 1 (212) 834-4533, or Wells Fargo Securities, LLC at 1 (800) 645-3751.